Exhibit 12.1

CODEXIS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Years Ended December 31,
	2012	2013	2014	2015	2016

Fixed charges:
Interest Expense	$—	$13	$—	$—	$14
Total Fixed Charges	—	13	—	—	14

Earnings (deficiency) available for fixed charges:
Pre-tax income(loss) from continuing operations	(30,587)	(41,390)	(19,327)	(7,919)	(8,598)
add: Fixed Charges	—	13	—	—	14
Earnings(deficiency of earnings) available to cover fixed charges	$(30,587)	$(41,377)	$(19,327)	$(7,919)	$(8,584)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2012 through December 31, 2016.